Exhibit 99.1

News Release

Cenovus reports voting results of annual meeting of shareholders

Calgary, Alberta (May 6, 2026) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) held its annual meeting of shareholders on May 6, 2026. Each matter voted on is described in greater detail in the Corporation’s 2026 Management Information Circular dated March 10, 2026.

Shareholders voted as follows on the matters before the meeting:

Appointment of Auditor: PricewaterhouseCoopers LLP, Chartered Professional Accountants, was reappointed as auditor of the Corporation.

Votes for		Votes withheld
Number	Percent	Number	Percent
1,558,110,600	99.67%	5,190,808	0.33%

Election of Directors - Each of the following 14 nominees proposed by management was elected a director of the Corporation:

Nominee	Votes for		Votes against
	Number	Percent	Number	Percent
Stephen E. Bradley	1,526,839,294	99.35%	9,993,562	0.65%
Keith M. Casey	1,528,246,025	99.44%	8,586,832	0.56%
Michael J. Crothers	1,524,369,815	99.19%	12,463,039	0.81%
James D. Girgulis	1,528,040,383	99.43%	8,792,472	0.57%
Jane E. Kinney	1,526,781,485	99.35%	10,051,373	0.65%
Eva L. Kwok	1,521,239,183	98.99%	15,592,503	1.01%
Melanie A. Little	1,527,995,948	99.42%	8,836,911	0.58%
Richard J. Marcogliese	1,507,665,690	98.10%	29,167,165	1.90%
Chana L. Martineau	1,523,965,291	99.16%	12,867,564	0.84%
Jonathan M. McKenzie	1,527,021,438	99.36%	9,811,418	0.64%
Claude Mongeau	1,499,987,611	97.60%	36,845,243	2.40%
Alexander J. Pourbaix	1,508,315,268	98.14%	28,517,586	1.86%
Frank J. Sixt	1,464,348,067	95.28%	72,484,787	4.72%
Rhonda I. Zygocki	1,511,533,980	98.35%	25,298,875	1.65%

Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation: An advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes for		Votes against
Number	Percent	Number	Percent
1,496,668,184	97.39%	40,164,666	2.61%

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating sustainability considerations into its business plans. Cenovus common shares are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, LinkedIn, YouTube and Instagram

Cenovus contacts:

Investors
Investor Relations general line
403-766-7711

Media
Media Relations general line
403-766-7751

CENOVUS ENERGY NEWS RELEASE | 2